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June 28, 2023

VIA EDGAR [CORRESPONDENCE FILING]

United States Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549-8626

Attn:	Ms. Rebecca Marquigny

Re:	Litman Gregory Funds Trust (File Nos.: 333-10015 and 811-07763)

Ladies and Gentleman:

On behalf of the above-named registrant (the “Registrant”), we provide the responses set forth below to the comments given orally by Ms. Rebecca Marquigny of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on June 22, 2023, with respect to the Registrant’s Post-Effective Amendment No. 125 (the “Amendment”), which contained proposed disclosure relating to a new series of the Registrant designated the iMGP Berkshire Dividend Growth ETF (the “Fund”), and the initial correspondence provided in response to the comments given orally by Ms. Marquigny on May 10, 2023 (such correspondence, the “First Response Letter”).

The Staff’s comments are set forth below in bold typeface for your reference. Page references in the text of this response letter correspond to page numbers from the Amendment. Capitalized terms have the same meaning ascribed to them in the Amendment unless otherwise indicated. Revised disclosure intended to address these comments will be included in a further post-effective amendment to be filed on or about today’s date. The Registrant acknowledges the Staff’s standard disclaimers with respect to these comments, including that the Registrant remains responsible for the accuracy and completeness of its disclosure. We have consulted with the Registrant in preparing and submitting this response letter.

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The Registrant’s responses to the Staff’s comments are as follows:

General

1.

In the response to Comment 6 of the First Response Letter, the last sentence of the first paragraph of the proposed disclosure states that the Sub-Advisor “seeks to identify companies that have above average cash flow and a trajectory of increasing cash flow over time as a means of identifying companies with the potential to grow dividends.” Please clarify the appropriate comparison point for “above average cash flow” (e.g., as compared to other companies in the sector or industry, or other potential investments).

Comment accepted. The Registrant has revised that sentence as follows:

The Sub-Advisor seeks to identify companies that have above average cash flow, as compared to the companies in the Fund’s investment universe, and a trajectory of increasing cash flow over time as a means of identifying companies with the potential to grow dividends.

2.

Under “Performance” on page 6, please add preamble disclosure conforming to the language and substance required by Item 4(b)(2)(i) of Form N-1A, stating that the information provides some indication of the risks of investing in the Fund by showing changes in the Fund’s performance from year to year and by showing how the Fund’s average annual returns for 1, 5, and 10 years compare with those of a broad measure of market performance.

Comment accepted. The Registrant has revised that disclosure accordingly.

3.

Under “The Advisor” on page 14, please update the disclosure in light of Jeremy DeGroot’s March 8, 2023 resignation from his position as Chairman of the Board of Trustees, Trustee and President of the Trust. The Staff understands that Mr. DeGroot was elected as an officer of the Trust on the same date, but please consider the value of a more transparent statement of his recent change of leadership roles within the Trust. That information may be considered by some as necessary to make an informed investment decision.

Comment accepted. In June 2021, the Advisor was acquired by iM Global Partner US, LLC (“iM Global US”). In March 2023, Mr. DeGroot resigned from his Board positions in order to bring the head of the parent company of iM Global US onto the Board, and to enable Mr. DeGroot to devote his efforts exclusively to portfolio management. Operationally the change of leadership within the Trust will not impact the portfolio management of the Funds. The Registrant has revised Mr. DeGroot’s biographical information as follows:

Jeremy DeGroot is an officer of the Trust and a Co-Portfolio Manager of the Fund. He is also a Managing Director of the Advisor and serves as Chief Investment Officer of Litman Gregory Wealth Management LLC (“Litman Gregory”). Mr. DeGroot served as President, Chairman of the Board and Trustee of the Trust until March 2023. He was succeeded as Trustee by the head of the Advisor’s parent company, which allows Mr. DeGroot to devote his full efforts to his portfolio management responsibilities. Prior to joining Litman Gregory in 1999, DeGroot was a Manager in KPMG Peat Marwick’s Economic Consulting Services practice in 1998. From 1989 to 1997, he was a Senior Economist with the Law & Economics Consulting Group, Inc., providing economics and financial analysis to Fortune 500 clients. He has a Master’s degree in Economics from the University of California Berkeley.

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4.	Under “Acceptance of Orders of Creation Units” in the SAI, please delete the word “absolute” from the first sentence.

Comment accepted. The Registrant has revised that disclosure accordingly.

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Please direct any further comments or questions regarding this response letter to the undersigned at (415) 856-7007.

Very truly yours,

/s/ David A. Hearth

David A. Hearth

PAUL HASTINGS LLP

cc:	iM Global Partner Fund Management, LLC

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